Exhibit (12)(b)

WACHOVIA CORPORATION AND SUBSIDIARIES
COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

		Nine
		Months
		Ended		Years Ended December 31,
		September 30,
(In millions)		2007		2006	2005	2004	2003	2002

EXCLUDING INTEREST ON DEPOSITS
Pretax income from continuing operations		$9,007		11,470	9,462	7,633	6,080	4,667
Fixed charges, excluding preferred stock dividends and capitalized interest		8,523		8,189	4,971	2,701	2,309	2,414

Earnings	(A)	$17,530		19,659	14,433	10,334	8,389	7,081

Interest, excluding interest on deposits		$8,293		7,897	4,711	2,474	2,113	2,247
One-third of rents		230		292	260	227	196	167
Preferred stock dividends		-		-	-	-	5	19
Capitalized interest		-		-	-	-	-	-

Fixed charges (a)	(B)	$8,523		8,189	4,971	2,701	2,314	2,433

Consolidated ratios of earnings to fixed charges and preferred stock dividends, excluding interest on deposits	(A)/(B)	2.06	X	2.40	2.90	3.83	3.63	2.91

INCLUDING INTEREST ON DEPOSITS
Pretax income from continuing operations		$9,007		11,470	9,462	7,633	6,080	4,667
Fixed charges, excluding preferred stock dividends and capitalized interest		18,051		17,308	10,268	5,554	4,669	5,844

Earnings	(C)	$27,058		28,778	19,730	13,187	10,749	10,511

Interest, including interest on deposits		$17,821		17,016	10,008	5,327	4,473	5,677
One-third of rents		230		292	260	227	196	167
Preferred stock dividends		-		-	-	-	5	19
Capitalized interest		-		-	-	-	-	-

Fixed charges (a)	(D)	$18,051		17,308	10,268	5,554	4,674	5,863

Consolidated ratios of earnings to fixed charges and preferred stock dividends, including interest on deposits	(C)/(D)	1.50	X	1.66	1.92	2.37	2.30	1.79

(a) Fixed charges do not include: 1) other obligations which exist under Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and 2) interest on uncertain income tax positions.